FinTron, LLC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 50,225	$ 1,937
Investment in Subsidiary	355,500	20,200
Other Assets	122	-
Total current assets	405,847	22,137
Total assets	$ 405,847	$ 22,137
LIABILITIES AND MEMBERS' DEFICIT		
Total current liabilities	$ -	$ -
Convertible Notes	494,900	123,000
Total long-term liabilities	351,900	123,000
Total liabilities	494,900	123,000
Commitments and contingencies	-	-
Members' capital	369,593	112,436
Accumulated deficit	(458,646)	(213,299)
Total members' deficit	(89,053)	(100,863)
Total liabilities and members' deficit	$ 405,847	$ 22,137